                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                       VoiceStream Wireless Corporation
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   928615103
                ______________________________________________
                                (CUSIP Number)

                               Douglas G. Smith
                       3 Bethesda Metro Center, Suite 400
                              Bethesda, MD 20814
                                 (301)951-2500
________________________________________________________________________________
           (Name, address and telephone number of person authorized to receive notices and communications)

                               February 25, 2000
        _______________________________________________________________
            (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of the statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------------
CUSIP NO. 928615103
---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Douglas G. Smith
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          *
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          *
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      *

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                     [_]
------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      *
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

* The number of shares owned by the reporting person is based on an election in connection with the merger between Omnipoint Corporation and VoiceStream Wireless Corporation. Such election does not become final until a later date so the number is not determinable at this time.

------------------------
CUSIP NO. 928615103
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Avance Capital
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      N/A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            *

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             *

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      *

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      *
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

* The number of shares owned by the reporting person is based on an election in connection with the merger between Omnipoint Corporation and VoiceStream Wireless Corporation. Such election does not become final until a later date so the number is not determinable at this time.

------------------------
CUSIP NO. 928615103
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Avance Capital II
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                 [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      N/A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            *

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             *

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      *

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                   [_]
------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      *
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

* The number of shares owned by the reporting person is based on an election in connection with the merger between Omnipoint Corporation and VoiceStream Wireless Corporation. Such election does not become final until a later date so the number is not determinable at this time.

------------------------
CUSIP NO. 928615103
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Avance Capital III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                 [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      N/A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            *

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             *

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      *

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                   [_]
------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      *
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

* The number of shares owned by the reporting person is based on an election in connection with the merger between Omnipoint Corporation and VoiceStream Wireless Corporation. Such election does not become final until a later date so the number is not determinable at this time.

------------------------
CUSIP NO. 928615103
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Douglas and Gabriela 1995 Family Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                 [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      N/A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          *
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          *
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      *

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                   [_]
------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      *
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

* The number of shares owned by the reporting person is based on an election in connection with the merger between Omnipoint Corporation and VoiceStream Wireless Corporation. Such election does not become final until a later date so the number is not determinable at this time.

          Item 1.  Security and Issuer.
                   -------------------

          This statement on Schedule 13D relates to the common stock, $.001 par value (the "Common Stock"), of VoiceStream Wireless Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3650 131/st/ Avenue SE, Bellevue, Washington 98006.

          Item 2.  Identity and Background.
                   -----------------------

          (a) NAME OF PERSONS FILING (the "Filing Persons"):

          Douglas G. Smith
          Avance Capital I
          Avance Capital II
          Avance Capital III
          Douglas and Gabriela Smith 1995 Family Trust


          (b) ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE:

          For each Filing Person:

          3 Bethesda Metro Center
          Suite 400
          Bethesda, MD  20814

          (c)  PRINCIPAL BUSINESS:

          Mr. Smith is Vice Chairman of the Board of the Company.

          The Company is a leading provider of personal communications services in the United States.

          Mr. Smith is sole proprietor of Avance Capital I, Avance Capital II and Avance Capital III, which hold investments for Mr. Smith.

          The Douglas and Gabriela Smith 1995 Family Trust holds investments for Mr. Smith's family.

          (d) WHETHER DURING LAST FIVE YEARS, ANY SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE:

          During the past five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) WHETHER DURING THE LAST FIVE YEARS, ANY SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

          During the past five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  CITIZENSHIP:

          Mr. Smith is a citizen of the United States of America.

          Item 3.  Source and Amount of Funds or Other Consideration.
                   -------------------------------------------------

          On February 25, 2000, pursuant to the requisite approval of the shareholders of each of VoiceStream Wireless Corporation, a Washington corporation ("VWC"), and Omnipoint Corporation, a Delaware corporation ("Omnipoint"), wholly-owned subsidiaries of the Company merged into each of VWC and Omnipoint (such events being referred to herein collectively as the "Merger"). As a result of the Merger, (a) shareholders of VWC received one share of Common Stock for each share of common stock of VWC that they owned at the time of the Merger and (b) shareholders of Omnipoint were given the choice of electing to receive for each share of Omnipoint Common Stock that they owned at the time of the Merger either (i) the standard election, which consists of
 .825 of a share of Common Stock plus $8.00 in cash, (ii) the all stock election whereby they would ask to receive a number of shares of Common Stock determined in accordance with the Merger agreement, or (iii) the all cash election whereby they would ask to receive all cash determined in accordance with the Merger agreement. Under the terms of the Merger, there is a fixed number of total shares of Common Stock and a fixed amount of total cash that the Company will issue and pay to holders of Omnipoint common stock. Accordingly, persons electing the all stock or all cash election might receive a mix of Common Stock and cash.

          Item 4.  Purpose of the Transaction.
                   --------------------------

          The shares were received due to the Merger of Omnipoint and VWC. The acquisitions of Common Stock by the Filing Persons were made for investment purposes only.

          None of the Filing Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D; however, the Filing Persons have entered into the Voting Agreement described under Item 6 below. Each of the Filing Persons, however, expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. The Filing Persons may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions (subject to any applicable limitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended).

          Item 5.  Interest in Securities of the Issuer.
                   ------------------------------------

          (a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

          The aggregate number and percentage of securities beneficially owned by Mr. Smith, Avance Capital I, Avance Capital II, Avance Capital III and the Douglas and Gabriela Smith 1995 Family Trust is based on an election in connection with the merger between Omnipoint and VWC. Such election does not become final until a later date so the number is not determinable at this time.

          (b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO VOTE:

          Mr. Smith has sole voting and investment power with respect to the shares held by him, as well as the shares held by Avance Capital I, Avance Capital II and Avance Capital III, except with respect to shares held in a blind trust over which Mr. Smith has no voting or investment power unless and until he revokes the trust. Mr. Smith has no voting power with respect to the shares held by the Douglas and Gabriela Smith 1995 Family Trust, which power is held by Mr. Smith's wife and an independent trustee.

          (c) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS:

          On February 25, 2000, the Merger was consummated. Beneficial ownership of the Common Stock was acquired by the Filing Persons pursuant to the Merger, in which they will receive shares of Common Stock and/or cash in exchange for their shares of stock in VWC and/or Omnipoint. No consideration was paid for the acquisition of shares of Common Stock pursuant to the Merger other than the exchange of shares of stock in Omnipoint.

          (d) To the best knowledge of each Filing Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock, except that any dividends received from, or proceeds from the sale of, the Common Stock received by the blind trust will be held by the trust until it is revoked.

          (e)  Not applicable.

          Item 6. Contracts, Arrangements, Understandings or Relationships
                  --------------------------------------------------------
Involving Securities of the Issuer.
----------------------------------

          The Company, the Filing Persons and certain other persons have entered into an agreement, dated as of February 25, 2000 (the "Voting Agreement"). Pursuant to the Voting Agreement, the Filing Persons have agreed to vote their shares of Common Stock for the election of a board initially consisting of 16 members, subject to adjustments, designated as follows: (i) John W. Stanton, as long as he is the chief executive officer of the Company; (ii) one member designated by Mr. Stanton, so long as he or entities affiliated with him beneficially own at least 4,500,000 shares of Common Stock; (iii) four members designated by Hutchison PCS (USA) Limited and its affiliated entities, which number of designees shall be subject to increases or decreases depending upon increases or reductions in Hutchison PCS (USA)'s percentage ownership of outstanding Common Stock, including shares of Common Stock issuable to Hutchison PCS (USA) upon conversion of the Company's 2.5% Convertible Junior Preferred Stock; (iv) one member designated by Goldman, Sachs & Co., Inc. and affiliated entities, so long as the Goldman Sachs entities beneficially own at least 4,500,000 shares of Common Stock; (v) four members who were on the Omnipoint board prior to the Merger and who are selected by Omnipoint to serve during the period from the closing of the Merger until and including the second annual meeting of stockholders of the Company taking place after the closing of the Merger (the designees of Omnipoint are initially Douglas G. Smith, Richard L. Fields, James N. Perry, Jr., and James J. Ross), (vi) one member designated by Sonera Corporation and its affiliated entities, so long as the Sonera entities beneficially own at least 4,500,000 shares of Common Stock; and the remaining members of the board to be selected by a majority of the persons selected as described above.

          In addition, the Voting Agreement provides that in the event of the consummation of the transactions described in that certain Agreement and Plan of Reorganization, dated as of September 17, 1999 (as the same may be amended from time to time, the "Aerial Reorganization Agreement"), by and among VWC, the Company, VoiceStream Subsidiary III Corporation, a Delaware corporation ("Merger Sub"), Aerial Communications, Inc., a Delaware corporation ("Aerial"), and Telephone and Data Systems, Inc., a Delaware corporation ("TDS"), pursuant to which, among other things, Merger Sub is to be merged with and into Aerial (such merger, together with the related transactions contemplated by the Aerial Reorganization Agreement, being referred to herein as the "Aerial Reorganization"), then TDS will become a party to the Voting Agreement, the number of members of the board of directors of the Company will be increased to 17, and TDS will be entitled to designate a member so long as TDS owns at least 4,500,000 shares of Common Stock. The Voting Agreement further provides that, upon completion of the Aerial Reorganization, if TDS owns more than 9,800,000 shares of Common Stock and Sonera owns less than 4,500,000 shares of Common Stock, TDS will be entitled to designate two members to the board of the Company, and if Sonera owns more than 9,800,000 shares of Common Stock and TDS owns less than 4,500,000 shares of Common Stock, Sonera will be entitled to designate two members to the board of the Company.

          The foregoing description of the Voting Agreement is subject to, and qualified in its entirety by reference to, the agreement, which is filed as
Exhibit 1 hereto and incorporated by reference into this Item 6.

          Item 7.  Material To be Filed as Exhibits.
                   --------------------------------

          1. Voting Agreement, dated as of February 25, 2000, by and among VoiceStream Wireless Holding Corporation, John W. Stanton, Theresa E. Gillespie, PN Cellular, Inc., The Stanton Family Trust, Stanton Communications Corporation, GS Capital Partners, L.P., The Goldman Sachs Group, Inc., Bridge Street Fund 1992, L.P., Stone Street Fund 1992, L.P., Hutchison Telecommunications Holdings
(USA) Limited, Hutchison Telecommunications PCS (USA) Limited, Allen & Company Incorporated, Madison Dearborn Capital Partners, L.P., James N. Perry, Jr., Richard L. Fields, Avance Capital, Avance Capital II, Avance Capital III, Douglas and Gabriela Smith 1995 Family Trust, Douglas G. Smith, James J. Ross, Elizabeth G. Ross U/T/A, dated March 4, 1994, David G. Ross U/T/A, dated June 18, 1997, Sonera Corporation and Sonera Holding, B.V.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2000


                              By: /s/ Douglas G. Smith
                                  --------------------------------------------
                                  Douglas G. Smith, in his individual capacity


                              AVANCE CAPITAL



                              By:    /s/ Douglas G. Smith
                                  --------------------------------------------
                              Name:  Douglas G. Smith
                              Title: Sole Proprietor


                              AVANCE CAPITAL II



                              By:    /s/ Douglas G. Smith
                                  --------------------------------------------
                              Name:  Douglas G. Smith
                              Title: Sole Proprietor


                              AVANCE CAPITAL III



                              By:    /s/ Douglas G. Smith
                                  --------------------------------------------
                              Name:  Douglas G. Smith
                              Title: Sole Proprietor


                              DOUGLAS AND GABRIELA SMITH
                              1995 FAMILY TRUST



                              By:    /s/ Gabriela Smith
                                  --------------------------------------------
                              Name:  Gabriela Smith
                              Title: Trustee

                                 Exhibit Index
                                 -------------


          1. Voting Agreement, dated as of February 25, 2000, by and among VoiceStream Wireless Holding Corporation, John W. Stanton, Theresa E. Gillespie, PN Cellular, Inc., The Stanton Family Trust, Stanton Communications Corporation, GS Capital Partners, L.P., The Goldman Sachs Group, Inc., Bridge Street Fund 1992, L.P., Stone Street Fund 1992, L.P., Hutchison Telecommunications Holdings
(USA) Limited, Hutchison Telecommunications PCS (USA) Limited, Allen & Company Incorporated, Madison Dearborn Capital Partners, L.P., James N. Perry, Jr, Richard L. Fields, Avance Capital, Avance Capital II, Avance Capital III, Douglas and Gabriela Smith 1995 Family Trust, Douglas G. Smith, James J. Ross, Elizabeth G. Ross U/T/A, dated March 4, 1994, David G. Ross U/T/A, dated June 18, 1997, Sonera Corporation and Sonera Holding, B.V.